

April 15, 2025

How Kok Choong
Chief Executive Officer
Agape ATP Corporation
1705-1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia
Taman Desa, Kuala Lumpur, Malaysia 58100

> **Re: Agape ATP Corporation**
> **Registration Statement on Form S-1**
> **Filed April 11, 2025**
> **File No. 333-286470**

Dear How Kok Choong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Huan Lou, Esq.